UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Katy Industries, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

486026107

(CUSIP Number)

July 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.486026107		13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bedford Oak Partners, L.P. 06-1504646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 567,750 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 567,750 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,750 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (see Item 4)
12	TYPE OF REPORTING PERSON* 00

CUSIP No.486026107		13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bedford Oak Advisors, LLC 13-4007124
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 598,485 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 598,485 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,485 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (see Item 4)
12	TYPE OF REPORTING PERSON* 00

CUSIP No.486026107		Page 4 of8 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey P. Eisen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 598,485 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 598,485 (see Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,485 (see Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (see Item 4)
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)        Name of Issuer:

Katy Industries, Inc. (“the Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

305 Rock Industrial Park Drive
Bridgeton, Missouri 63044

Items 2(a) and 2(b)	Name of Person Filing and Business Office:

This statement is filed by: (i) Bedford Oak Partners, L.P. (“BOP”), (ii) Bedford Oak Advisors, LLC (“BOA”) and (iii) Harvey P. Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

Item 2(c)	Citizenship:

BOP is a Delaware limited partnership.

BOA is a Delaware limited liability company.

Mr. Eisen is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $1.00 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

486026107

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the shares of Common Stock issued and outstanding as of April 30, 2009 as reported on the Form 10-Q of the Company filed with the Securities and Exchange Commission by the Company on May 14, 2009.

As of the close of business on August 7, 2009:

1. Bedford Oak Partners, L.P.

(a) Amount beneficially owned: -567,750-

(b) Percent of class: 7.1%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -567,750-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -567,750-

2. Bedford Oak Advisors, LLC

(a) Amount beneficially owned: -598,485-

(b) Percent of class: 7.5%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -598,485-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -598,485-

3. Harvey P. Eisen

(a) Amount beneficially owned: -598,485-

(b) Percent of class: 7.5%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -598,485-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -598,485-

BOA controls 598,485 shares of Common Stock in its capacity as the investment manager of Bedford Oak Partners, L.P. and Bedford Oak Capital, L.P., which entities own 567,750 and 30,735 shares of Common Stock, respectively. Harvey P. Eisen controls 598,485 shares of Common Stock in his capacity as the managing member of BOA.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members
of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10              Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009

BEDFORD OAK PARTNERS, L.P.

By: Bedford Oak Management, LLC, its

General Partner

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Chairman and Managing Member

BEDFORD OAK ADVISORS, LLC

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Chairman and Managing Member

HARVEY P. EISEN

/s/ Harvey P. Eisen

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement, dated August 10, 2009, by and among Bedford Oak Partners, L.P., Bedford Oak Advisors, LLC and Harvey P. Eisen.